Exhibit (a)(1)(J)
E-MAIL TO ALL ELIGIBLE EMPLOYEES

To:	[EMAIL ADDRESS]

From:	elemons@forrester.com

Date:	November 20, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options (Update)
          Yesterday, you received an email with important information about your stock options. One of the two embedded hyperlinks to the Offer to Amend or Replace Eligible Options was incorrect. If you were previously unable to access the site, please use the following correct link: http://goforr.forrester.com/sites/TO/default.aspx. All of the other information and instructions in that previous email remain valid. If you have any questions, please contact Elizabeth Lemons at elemons@forrester.com.